UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-39249

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Natural Resources Company
5205 North O'Connor Blvd., Suite 200
Irving, Texas 75039

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014 and for the year ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Participants and Plan Administrators of the
Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan

We have audited the accompanying statements of net assets available for benefits of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Whitley Penn LLP
Dallas, Texas

June 24, 2016

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014

Investments at fair value	$485,498,463	$495,520,018
Notes receivable from participants	14,707,418	14,724,037
Total assets	500,205,881	510,244,055
Accrued administrative expenses	(18,758)	(19,134)
Net assets available for benefits	$500,187,123	$510,224,921

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

Additions to net assets available for benefits:

Employer contributions	$32,415,463
Participants' contributions	27,562,184
Interest and dividend income	17,598,508
Rollovers	3,294,290
Other additions	29,311
Total additions	80,899,756

Deductions from net assets available for benefits:

Distributions to participants	66,076,255
Net depreciation in fair value of investments	24,342,794
Asset transfers out	197,924
Administrative expenses	320,581
Total deductions	90,937,554
Net decrease in net assets available for benefits	(10,037,798)
Net assets available for benefits, beginning of year	510,224,921
Net assets available for benefits, end of year	$500,187,123

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Note 1.    Description of Plan
The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. A more complete description of the Plan is accessible to each participant and beneficiary through the website maintained for the Plan at www.vanguard.com. Access to the website is only available to each participant and beneficiary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
General
The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc., a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"), and any affiliate of Pioneer Natural Resources USA, Inc. that has adopted the Plan pursuant to the terms of the Plan (collectively referred to as the "Employer"). All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first payroll date following their date of hire. A temporary employee is eligible to participate in the Plan upon the earlier of (1) the first day of the Plan year after the employee completes one year of eligibility service (which is the period of twelve consecutive months commencing on the employee's employment date or any Plan year commencing after the employee's employment date, during which the employee completes at least 1,000 hours of service) or (2) the date that is six months after the employee completes one year of eligibility service, unless the employee has separated from service before that time. The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the Plan (the "Trustee"). The Plan is administered by the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator").
Transfers
As a result of the Company's acquisition or divestiture activities, assets may transfer into or out of the Plan. These transfers are shown as asset transfers in or out on the Statement of Changes in Net Assets Available for Benefits.
Contributions
Participants may elect to contribute to the Plan an amount up to 80 percent of their pre-tax basic compensation per pay period or the applicable legal limit per the Code. Additionally, participants may elect to make after-tax contributions to the Plan. Participants may also make Roth contributions to the Plan, which allow a participant to pay federal income taxes on a portion of their contributions to the Plan and take related distributions from the Plan free of federal income tax. A participant's combined pre-tax, Roth and after-tax contributions to the Plan cannot exceed 80 percent of the participant's basic compensation per pay period or the applicable legal limit. Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code. Pre-tax, Roth, after-tax and catch-up contributions are hereinafter referred to as "Participant Contributions."
In general, matching contributions are made in cash by the Employer on behalf of a participant in an amount equal to 200 percent of the pre-tax contributions made by the participant that do not exceed five percent of the participant's annual basic compensation (as defined in the Plan) (the "Matching Contributions"), except for certain union employees of the Company. With regard to these employees, the Plan provides that members of the Glass, Molders, Pottery, Plastics & Allied Workers' International Union - Local Union Number 164 (the "Millwood Union") receive a matching contribution equal to 50 percent of the first six percent of pre-tax contributions and pre-tax contributions designated as Roth contributions.
The Plan also provides for the automatic enrollment of certain employees. The automatic enrollment applies to employees who (1) became eligible for participation in the Plan on February 1, 2012 or later, (2) were previously eligible for participation in the Plan but never filed an affirmative election not to participate and (3) are not members of certain unions. These employees will be automatically enrolled in the Plan at a contribution rate of three percent of the employee's pre-tax basic compensation unless the employee opts out of participation or makes an alternative election within 30 days of the date the employee is eligible. Additionally, the contribution rate for an employee who has been automatically enrolled in the Plan will increase by one percentage point each Plan year up to a maximum deferral rate of five percent. All contributions are subject to certain limitations of the Code.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Participant Accounts and Investment Options
Participants' accounts are credited with their Participant Contributions and Matching Contributions. In accordance with Section 404(c) of ERISA and the Plan's Investment Policy Statement, participants exercise individual control over their accounts and are provided a broad range of investment funds in which they may choose to invest their Participant Contributions and Matching Contributions. Earnings and losses attributable to the participants' chosen investments are allocated to the participants' accounts, along with any investment fees charged by the funds. The benefit to which a participant is entitled is the benefit that can be realized from the participant's vested account.
See Note 3 for additional information regarding investment risks and uncertainties.
Vesting
Participants are immediately vested in their Participant Contributions and any earnings thereon. Participants who are not members of a union vest in twenty-five percent of their Matching Contributions and earnings thereon for each full year of completed service to the Company over a four-year period that begins with the participant's date of hire. The Plan also provides that participants who are members of the Millwood Union vest in 33 percent of their Matching Contribution and earnings thereon for service completed in years one and three and 34 percent of their Matching Contribution in year two of the period that begins with the participant's date of hire. Participants' account balances that were merged into the Plan from predecessor plans are fully vested. The plan provides for full and immediate vesting in any employer-derived benefits accrued under the Plan for certain employees who are involuntarily terminated in connection with the sale of certain assets and the closing or restructuring of certain offices, pursuant to plan amendments.
Payments of Benefits
A participant may receive a distribution of the vested amount credited to the participant's accounts under the Plan upon one of the following events:

•	retirement (which means separation from employment on or after the participant's 65th birthday),

•	permanent disability,

•	death, or

•	other separation from employment.
Vested balances greater than $5,000. If the total value of the vested portion of a participant's accounts (other than rollover amounts) exceeds $5,000, subject to participant consent, payments will begin no later than 60 days after the end of the Plan year in which the participant becomes entitled to a distribution. However, the law requires that distributions must begin no later than April 1 of the calendar year following the calendar year in which a participant reaches age 70½ or, if later, when the participant retires. Distributions of the participant's vested portion of the account can be in the form of a single distribution. Further, the vested portion of a retired, disabled or deceased participant also can be in the form of monthly, quarterly or annual installment distributions over a period of two or more years, but no longer than one of the following periods (as selected by the participant or the designated beneficiary): for a retired or disable participant, (i) the participant's life, (ii) the lives of the participant and his or her designated beneficiary, (iii) a period not extending beyond the participant's life expectancy, or (iv) a period not extending beyond the joint life and last survivor expectancy of the participant and his or her designated beneficiary, and for a deceased participant, (i) the life of the participant's designated beneficiary or (ii) a period not extending beyond the life expectancy of the designated beneficiary. Upon the termination of employment, retirement or disability of a participant, such participant's vested account balances attributable to predecessor plans shall be distributed in the form of a joint and survivor annuity unless the participant directs the Plan Administrator to distribute the benefits in the form of a single distribution or installment distributions.
Vested balances less than or equal to $5,000. If the total value of the vested portion of the participant's accounts is $1,000 or less, payment will be made in a single distribution as soon as administratively possible. If the total value of the vested portion of the participant's accounts is greater than $1,000 but less than or equal to $5,000 (not including amounts in the participant's rollover account, if any), and a distribution is required to be made to a participant prior to attainment of age 65, the Plan will automatically pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator unless the participant elects to have it paid directly to the participant in a single distribution or rolled over to another eligible retirement plan.
In either case, vested amounts that are invested in the Pioneer Natural Resources Stock Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

of stock. Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of the participant's death.
In-Service Withdrawals
A current employee of the Employer may withdraw (i) all or a portion of the participant's account balances derived from after-tax Participant Contributions or rollover contributions; (ii) pre-tax Participant Contributions (excluding earnings and qualified non-elective contributions allocated to the participant's pre-tax Participant Contributions accounts) under certain hardship conditions specified in the Plan document; or (iii), if the participant has attained the age of 59-1/2, all or a portion of the participant's account balances (excluding certain accounts containing Employer Matching Contributions). In addition, certain withdrawals may be made by (i) a participant who is a reservist or national guardsman called to active duty for a period in excess of 179 days or for an indefinite period of time after September 11, 2001 and (ii) a participant who is performing qualified military service for more than 30 days and who is receiving differential wage payments from the Employer.
Participant Loans
Participants may borrow from their accounts a maximum of the lesser of (i) $50,000 (reduced by the excess, if any, of the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made, over the outstanding balance of those other loans on the date the new loan is made) or (ii) 50 percent of their accounts' vested balances. The loans are secured by the balance in the participants' accounts. Participants' loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. When the loan is repaid, both principal and interest are deposited into the participant's account. Loan principal and interest are paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant, which is not to exceed a period of 15 years. A participant may not have more than two participant loans outstanding at any time, one of which may be a principal residence loan. Loans to participants are valued at their unpaid principal balance plus any accrued but unpaid interest.
Forfeitures
The unvested portion of a participant's account is forfeited to the Plan upon termination of employment, with the exception of certain employees who are involuntarily terminated in connection with the sale of certain assets and the closing or restructuring of certain offices, pursuant to plan amendments. Such employees become immediately vested in any employer-derived benefits accrued under the plan upon their termination. Forfeitures are used to restore previously forfeited amounts to participants upon rehire as required by the Plan, pay for administrative expenses incurred by the Plan, or reduce subsequent Matching Contributions made to the Plan by the Employer.
Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its Matching Contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of any Matching Contributions to the Plan, participants will immediately become fully vested in their accounts.
Note 2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America ("GAAP").
New Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-12, "Plan Accounting," which simplifies several aspects of benefit plan accounting. ASU 2015-12 (i) eliminates the requirement to measure and disclose the fair value of fully benefit-responsible contracts and requires these contracts to be measured only at contract value, (ii) eliminates the requirements to disclose individual investments that comprise five percent or more of total net assets available for benefits and the net appreciation or depreciation of fair values by investment type and (iii) requires plans to continue to disaggregate information about investments that are measured using fair value by general type, but removes the requirement to disaggregate investments by nature, characteristics and risk. ASU 2015-12

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

is required to be adopted for fiscal years beginning after December 15, 2015. Early adoption of this standard was permitted, and the Plan elected to adopt this standard, on a retrospective basis, during the year ended December 31, 2015. As a result of the adoption of ASU 2015-12 certain reclassifications have been made to the 2014 Statement of Net Assets Available for Benefits and footnote amounts in order to conform to the 2015 presentation. See the "Investment Valuation" section below and Note 4 for additional information about fair value.
In May 2015, the FASB issued ASU 2015-07, which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance is required to be adopted for fiscal years beginning after December 15, 2015. Early adoption of this standard was permitted, and the Plan elected to adopt this standard for the year beginning January 1, 2015. See Note 4 for additional information.
Distributions of Benefits
Distributions of benefits to participants are recorded when paid.
Investment Valuation
The Plan's investments presented in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014 are stated at fair value as reported by the Trustee in accordance with ASU 2015-12.
Investments in the common/collective trusts are valued at net asset value based upon the fair values of the underlying net assets of the trusts, as determined by the issuer. Vanguard Retirement Savings Trust III ("VRSTIII") invests in fully benefit-responsive investment contracts, including traditional contracts, wrapper contracts re-bid to determine the replacement cost, and underlying bond instruments valued by the Trustee. VRSTIII is recorded at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The contract values of VRSTIII as of December 31, 2015 and December 31, 2014 were $24,124,321 and $23,655,921, respectively. Contract value is deemed to represent fair value for fully benefit-responsive contracts, including VRSTIII, under ASU 2015-12.
See Note 4 for additional information about fair value.
Security Transactions and Investment Income
Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as investments held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Note 3.    Investments
The Trustee holds the Plan's investments and executes all investment transactions. The investment funds in which participants are allowed to invest their accounts under the Plan are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. The investment funds have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk associated with the investment funds, it is reasonably possible that changes in the fair values of the investment funds may have occurred since December 31, 2015, or may occur during the near term, and that such changes could cause participants' account balances, and thus the benefits to which participants are entitled under the Plan, to differ materially from those reported as of December 31, 2015 and 2014. See Schedule H for additional information about individual investment values.
Note 4.    Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company’s own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. The three input levels of the fair value hierarchy are as follows:

•	Level 1 – quoted prices for identical assets or liabilities in active markets.

•
Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates) and inputs derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – unobservable inputs for the asset or liability.
The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.
The following table presents the Plan's financial assets that are measured at fair value on a recurring basis as of December 31, 2015 and 2014, for each of the fair value hierarchy levels:

	Fair Value Measurements at December 31, 2015 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2015

Assets:
Registered investment company funds	$431,269,459	$—	$—	$431,269,459
Pioneer Natural Resources Stock Fund	30,104,683	—	—	30,104,683
Total recurring fair value measurements	$461,374,142	$—	$—	461,374,142
VRSTIII measured at contract value (a)				24,124,321
Investments at fair value				$485,498,463

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

	Fair Value Measurements at December 31, 2014 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2014

Assets:
Registered investment company funds	$434,427,352	$—	$—	$434,427,352
Pioneer Natural Resources Stock Fund	37,436,745	—	—	37,436,745
Total recurring fair value measurements	$471,864,097	$—	$—	471,864,097
VRSTIII measured at contract value (a)				23,655,921
Investments at fair value				$495,520,018
_______________

(a)
In accordance with ASU 2015-07, investments in VRSTIII that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented as Investments at Fair Value in the Statements of Net Assets Available for Benefits.

Registered investment company funds: The Plan's investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31, 2015 and 2014. All significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.
Pioneer Natural Resources Stock Fund: Investments in the Company's common stock are valued at the last reported sales price on December 31, 2015 and 2014 on the exchange on which it is traded. As of December 31, 2015 and 2014, all significant inputs to these asset exchange values represented Level 1 independent active exchange market price inputs.
Note 5.    Administrative Expenses
The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's forfeiture account or from Plan assets. Administrative expenses incurred by the Plan were $320,581 for activity related to the year ended December 31, 2015, of which $112,103 were paid from the Plan's forfeiture account, $182,978 were paid from Plan assets of the participants and $25,500, representing participant loan transaction fees, were paid from Plan assets of the borrower.
Plan assets in the Plan's forfeiture account qualifying to be used to defray Plan administrative expenses or to reduce the amount of Matching Contributions totaled $1,589,336 and $2,394,622 as of December 31, 2015 and 2014, respectively.

Note 6.    Tax Status of the Plan
The Plan received a determination letter from the Internal Revenue Service ("IRS") dated December 19, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code as any areas of noncompliance have been corrected in a timely manner; therefore, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt.
The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Note 7.    Related Party Transactions
Plan investments are in shares or units of registered investment company funds and common/collective trusts that are managed by the Trustee or for which the Trustee provides services. The Plan also invests in the common stock of the Company. Transactions in these funds and the Pioneer Natural Resources Stock Fund qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules under ERISA.
Note 8.    Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500:

December 31, 2014
Net assets available for benefits per the accompanying financial statements	$510,224,921
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	733,333
Net assets available for benefits per Form 5500	$510,958,254

The following is a reconciliation of net increase in net assets available for benefits per the accompanying financial statements to net income per Form 5500:

December 31, 2015
Net decrease in net assets available for benefits per the accompanying financial statements	(10,037,798)
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts, at December 31, 2015	(733,333)
Net decrease in assets per Form 5500	$(10,771,131)
Note 9.    Subsequent Events
On February 19, 2016, assets from the PIMCO Total Return Fund Institutional Class were transferred to the TCW Total Return Bond Fund Institutional Class. Both funds seek to maximize current income and achieve above average total return consistent with prudent investment management over a full market cycle. Plan participants were notified of this change in February 2016.
In preparing the accompanying financial statements, management of the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through June 23, 2016.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN
Schedule H; Line 4i - Schedule of Assets (Held At End Of Year)
EIN: 75-2516853
Plan Number: 001
As of December 31, 2015

		(c)
	(b)	Description of investment including	(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	Current
(a)	lessor, or similar party	par or maturity value	Value
*	Vanguard Fiduciary Trust Company	Vanguard PRIMECAP Fund – 524,024 shares	52,245,154
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund – 217,332 shares	40,962,695
*	Pioneer Natural Resources Company	Pioneer Natural Resources Stock Fund – 672,730 units	30,104,683
*	Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund – 727,079 shares	24,357,134
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Saving Trust III - 24,124,321 shares	24,124,321
*	Vanguard Fiduciary Trust Company	Vanguard Prime Money Market Fund – 22,506,351 shares	22,506,351
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Institutional Class - 1,984,675 shares	21,116,945
*	Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund – 1,374,533 shares	19,916,989
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2020 Fund – 723,486 shares	19,642,648
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2025 Fund – 1,129,372 shares	17,640,785
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2045 Fund – 988,945 shares	17,583,436
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2030 Fund – 625,367 shares	17,335,166
*	Vanguard Fiduciary Trust Company	Vanguard Total Stock Market Index Fund – 337,806 shares	17,153,802
*	Vanguard Fiduciary Trust Company	Vanguard Wellington Fund – 461,813 shares	16,990,114
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2035 Fund – 934,681 shares	15,740,021
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2040 Fund – 521,611 shares	14,839,846
*	Loans to participants	Interest rates range from 4.25% to 6% with various maturities	14,707,418
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2050 Fund – 512,079 shares	14,589,136
	American Funds	American Funds Euro Pacific Growth Fund – 217,356 shares	9,850,573
	JP Morgan	JP Morgan Disciplined Equity Institutional Class - 433,153 shares	9,477,379
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2015 Fund – 627,036 shares	8,922,716
	Eagle Asset Management	Eagle Small Cap Growth I – 148,659 shares	7,590,531
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2055 Fund – 242,880 shares	7,487,988
*	Vanguard Fiduciary Trust Company	Vanguard Extended Market Index Institutional Class - 110,978 shares	7,055,988
*	Vanguard Fiduciary Trust Company	Vanguard Intermediate-Term Treasury Fund – 624,344 shares	7,030,109
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund – 95,228 shares	6,982,083
*	Vanguard Fiduciary Trust Company	Vanguard Inflation-Protected Securities Institutional Class - 432,221 shares	4,438,914
	PIMCO	PIMCO Total Return Fund - 337,191 shares	3,395,518
*	Vanguard Fiduciary Trust Company	Vanguard REIT Index Fund Admiral - 29,335 shares	3,314,307
	JP Morgan	JP Morgan Small Cap Equity Fund – 74,476 shares	3,273,206
	Loomis Sayles	Loomis Sayles Bond Fund – 246,565 shares	3,175,756
	Oppenheimer Funds Inc.	Oppenheimer International Small Co I - 84,016 shares	3,111,131
*	Vanguard Fiduciary Trust Company	Vanguard Mid-Cap Value Index Fund Admiral - 66,174 shares	2,947,396
	Franklin Templeton Investments	Templeton Global Bond Fund – 252,113 shares	2,906,863
	Oppenheimer Funds Inc.	Oppenheimer Developing Markets Fund – 79,708 shares	2,389,640
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement Income Fund – 141,599 shares	1,762,903
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2060 Fund – 39,954 shares	1,087,157
*	Vanguard Fiduciary Trust Company	Vanguard Small-Cap Value Index Fund Admiral - 22,613 shares	960,139
	T. Rowe Price	TRP New ERA Fund - 27,448 shares	748,497
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2010 Fund – 29,761 shares	740,443
			$500,205,881
_______________

*	Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES USA, INC.
401(k) AND MATCHING PLAN

Date: June 24, 2016	By:	/s/ Todd C. Abbott
Todd Abbott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2016	By:	/s/ Teresa A. Fairbrook
Teresa A. Fairbrook
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2016	By:	/s/ W. Paul McDonald
W. Paul McDonald
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2016	By:	/s/ Margaret M. Montemayor
Margaret M. Montemayor
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2016	By:	/s/ Thomas J. Murphy
Thomas J. Murphy
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2016	By:	/s/ Christopher M. Paulsen
Chris M. Paulsen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 24, 2016	By:	/s/ Kerry D. Scott
Kerry D. Scott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

INDEX TO EXHIBITS

Exhibit Number	Description	Page

23.1 (a)	Consent of Whitley Penn LLP	17
_____________
(a) Filed herewith.